Exhibit 12

Tailored Brands, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratio data)

	Fiscal Year Ended(1)
	February 3,	January 28,	January 30,	January 31,	February 1,
	2018	2017	2016	2015	2014
Earnings (Loss)
Earnings (loss) before income taxes	$134,954	$31,581	$(1,195,761)	$5,376	$126,808
Add:
Fixed charges	184,472	189,436	194,702	143,613	61,244
Adjusted Earnings (Loss)	319,426	221,017	(1,001,059)	148,989	188,052
Fixed Charges:
Interest expense	100,471	103,149	105,977	66,032	3,205
Portion of rent expense under operating leases deemed to be the equivalent of interest	84,001	86,287	88,725	77,581	58,039
Total Fixed Charges	184,472	189,436	194,702	143,613	61,244
Ratio of Earnings to Fixed Charges(2) (3)	1.73	1.17	—	1.04	3.07

(1)	All fiscal years for which financial information is included herein had 52 weeks with the exception of the fiscal year ended February 3, 2018 which had 53 weeks.

(2)

For purposes of computing the ratio of earnings to fixed charges, earnings consist of earnings before income taxes plus fixed charges.  Fixed charges consists of interest incurred on indebtedness, including amortization of debt expenses including any discount on indebtedness, and the portion of rental expense under operating leases deemed to be the equivalent of interest.

(3)	In fiscal 2015, our earnings were insufficient to cover fixed charges by $806.4 million.